Exhibit 99.2

December 13, 2023

Anju Vallabhaneni

Chief Executive Officer

United Software Group

RE: Letter of Intent for Proposed Acquisition of USG & Certain Other Group Companies

Dear Anju,

This letter of intent (this “Letter”) will confirm the agreement by and among reAlpha Tech Corp., a Delaware corporation (“reAlpha”), United Software Group and certain other group companies as set forth in this Letter (collectively, “USG” or “Target”) concerning the possible acquisition by reAlpha of Target. The terms of our agreement are set forth below. The possible acquisition is referred to herein as the “Transaction”. reAlpha and Target may be referred to herein individually as a “party” and collectively as the “parties”.

1.	Acquisition.

a.	Structure. Subject to the satisfaction of the conditions described in this Letter, at the closing of the Transaction, reAlpha would acquire Target in exchange for the purchase price set forth in Section 1(b). The structure of the Transaction will be subject to the satisfaction of reAlpha’s due diligence, including an evaluation of the tax implications to reAlpha, and reflected in the definitive acquisition agreement relating to the Transaction (the “Definitive Agreement”) to provide favorable tax treatment as may be determined by reAlpha.

b.	Purchase Price. Subject to the satisfaction of reAlpha’s due diligence and the negotiation by the parties of final definitive agreements relating to the Transaction, reAlpha proposes to acquire Target for up to an aggregate purchase price equal to $40,000,000, payable as follows:

i.	$11,700,000 in cash at closing;
ii.	$16,700,000 in shares of reAlpha common stock valued at a fixed price $10 per share with an option to adjust the number of shares based on the common stock price 18-months after the closing date; and
iii.	$11,600,000 (to be calculated based on actual Revenue) in earnout payment(s), subject to the conditions set forth in Exhibit A attached to this Letter.

c.	Entities. Upon closing of the Transaction, reAlpha will have acquired Target comprised of the below-listed entities.

i.	United Software Group, Inc. (USA)
ii.	Advanced Software Tech Inc. (USA)
iii.	USG Inc. (USA)
iv.	USG Services LLC (USA)
v.	USG Information Services, ULC (Canada)
vi.	Stratosphere IT Services Pvt. Ltd. (India)
vii.	USG Infotech Pvt. Ltd. (India)

2.	Proposed Definitive Agreement.

On or before January 5, 2024, reAlpha’s counsel shall provide the draft Definitive Agreement to Target. The Definitive Agreement would include the terms summarized in this Letter and such other representations, warranties, conditions, covenants, restrictive covenants, indemnities and other terms that are customary for transactions of this kind. The Parties shall also commence to negotiate ancillary agreements to be drafted by reAlpha’s counsel.

3.	Conditions.

reAlpha’s obligation to close the Transaction will be subject to satisfaction or waiver of customary conditions, including, but not limited to:

(a)	reAlpha’s satisfactory completion of due diligence;
(b)	board and stockholder approval as may be required by either party;
(c)	the parties’ execution of the Definitive Agreement and any ancillary agreements;
(d)	all representations and warranties of the parties shall be true and correct as of the closing;
(e)	reAlpha’s receipt of minimum two year audited financial statements and any unaudited interim periods prepared in accordance with U.S. GAAP or such other financial accounting standards as may be acceptable in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), to the extent required to be provided by reAlpha to comply with its reporting obligations with the SEC;
(f)	the receipt of any regulatory approvals and third party consents, on terms satisfactory to reAlpha, including, among other things, any consents required of securities regulators, the Nasdaq Capital Market, counterparties of intellectual property agreements, Silicon Valley Bank, and USG, if any;
(g)	Anju Vallabhaneni entering into an employment agreement with reAlpha providing for an initial annual salary of $250,000 and on other terms as agreed to by reAlpha;
(h)	Aruna Vallabhaneni entering into an employment agreement with reAlpha providing for an initial annual salary of $150,000 and on other terms as agreed to by reAlpha;
(i)	reAlpha successfully closing financing for the Transaction; and
(j)	there being no material adverse change in the business, results of operations, prospects, condition (financial or otherwise) or assets of Target.

4.	Due Diligence.

From and after the date of this Letter, Target will authorize its management to allow reAlpha and its advisors full access to its facilities, records, customer lists, suppliers, investors, and advisors for the purpose of completing reAlpha’s due diligence review. The due diligence investigation will be completed by reAlpha within sixty (60) days from the date of this Letter, with automatic right of Buyer to extend the diligence period up to an additional sixty (60) days, and will include, but is not limited to, a complete review of the financial, legal, tax, environmental, intellectual property and labor records and agreements of Target, and any other matters as reAlpha’s accountants, tax and legal counsel, and other advisors deem relevant. Upon written consent of Target, reAlpha may communicate with any employee of Target or any customer of Target.

5.	Covenants of Target.

During the period from the signing of this Letter through the execution of the Definitive Agreement, Target will: (i) conduct its business in the ordinary course in a manner consistent with past practice, (ii) maintain its properties and other assets in good working condition (normal wear and tear excepted), and (iii) use its best efforts to maintain its business and employees, customers, assets and operations as a going concern in accordance with past practice.

6.	Exclusivity.

For a period of sixty (60) days from the date of this Letter (as such period may be extended, the “Exclusivity Period”), USG shall not, and shall cause its affiliates and any of its or their respective representatives, officers, directors, members, managers, equityholders, employees, consultants, agents and advisors (collectively, the “USG Parties”) not to, directly or indirectly entertain, consider, solicit, or accept any offers or market all or any portion of Target or its business, or encourage, continue, or enter into any agreement, lease, license, arrangement, discussion, or negotiation with, or provide any information regarding all or any portion of Target or its business to any other party with respect to the purchase of all or any portion of Target or its business or enter a joint venture with respect to all or any portion of Target or its business. During the Exclusivity Period, the USG Parties will provide reAlpha and its affiliates, representatives, officers, directors, employees, and advisors with all information reasonably requested related to all or any portion of Target or its business. The USG Parties shall promptly provide reAlpha with a written description of any expression of interest, inquiry, proposal or offer relating to a possible acquisition of all or any portion of Target or its business received by any of them from any third party on or prior to the expiration of the Exclusivity Period. For the sake of clarity, the USG Parties shall be jointly and severally liable for any breach of this exclusivity provision by any of the USG Parties.

7.	Termination.

This Letter will automatically terminate and be of no further force and effect upon the earliest to occur of: (i) execution of the Definitive Agreement, (ii) mutual agreement of parties, and (iii) thirty (30) days following the end of the Exclusivity Period. Notwithstanding anything in the previous sentence, paragraphs 7, 8, 9, 10, 11, 12, 13 and 14 shall survive the termination of this Letter and the termination of this Letter shall not affect any rights any party has with respect to the breach of this Letter by another party prior to such termination.

8.	Governing Law.

THIS LETTER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH INTERNAL LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF LAWS OF ANY JURISDICTION OTHER THAN THOSE OF THE STATE OF DELAWARE.

9.	Confidentiality; Public Announcements.

This Letter, its contents, all related discussions and negotiations regarding the subject matter of this Letter and all information provided by the parties hereto regarding the subject matter of this Letter, including that the parties are in negotiations, shall be subject to the terms of that certain Confidentiality and Non-Disclosure Agreement, dated November 27, 2023 (the “Confidentiality Agreement”), between reAlpha and Anju Vallabhaneni (on behalf of himself and United Software Group and its affiliates and subsidiaries), which terms are hereby incorporated herein by reference as if fully set forth herein.

USG Parties shall make any public announcement concerning the Transaction only in coordination with reAlpha. reAlpha is delivering this Letter on the strict understanding that USG and each of USG Parties will comply with this paragraph. Notwithstanding the foregoing, the parties agree that reAlpha shall be permitted to make a public announcements related to the Transaction (including the execution of this Letter) and corresponding filings with the SEC, which may include a copy of this Letter.

10.	No Third Party Beneficiaries.

Except as specifically set forth or referred to herein, nothing herein is intended or shall be construed to confer upon any person or entity other than the parties and their successors or assigns, any rights or remedies under or by reason of this Letter.

11.	Expenses.

The parties will each pay their own transaction expenses, including the fees and expenses of investment bankers and other advisors, incurred in connection with the Transaction.

12.	Termination Fee.

reAlpha or USG shall pay the other party a mutual termination fee in the amount of $150,000 in the event that reAlpha breaches Section 4 hereof or USG (or the USG Parties) breach Section 6 hereof. The Definitive Agreement shall further include provisions entitling reAlpha to be paid a termination fee if the Transaction fails to close for the reasons as to be set forth in the Definitive Agreement.

13.	Binding Agreement.

This Letter sets forth our current intent with respect to the proposed acquisition of Target but does not constitute or give rise to any obligation on the part of either Target or reAlpha to proceed with any Transaction, which obligation will arise only upon the parties’ execution of a Definitive Agreement expressly creating such an obligation. This Letter is not binding on any party hereto other than with respect to this Section 13, the conduct of business provisions set forth in Section 5, the exclusivity provision set forth in Section 6, the confidentiality provision in Section 9, and the termination fee provision set forth in Section 12, all of which upon execution of this Letter will be legally binding obligations of the parties.

14.	Miscellaneous.

This Letter may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement. The headings of the various sections of this Letter have been inserted for reference only and shall not be deemed to be a part of this Letter.

If the foregoing terms are agreeable to USG, please sign the space provided below and return it to the attention of the undersigned. We appreciate your timely response to this offer. Should you have any questions, please do not hesitate to call.

Sincerely yours,

REALPHA TECH CORP.

By:	/s/ Giri Devanur
Giri Devanur
Chief Executive Officer

Agreed to and accepted by:

UNITED SOFTWARE GROUP, INC.

By:	/s/ Aruna Vallabhaneni
Name:	Aruna Vallabhaneni
Title:	President

ADVANCED SOFTWARE TECH INC.

By:	/s/ Anju Vallabhaneni
Name:	Anju Vallabhaneni
Title:	Chief Executive Officer

USG INC.

By:	/s/ Anju Vallabhaneni
Name:	Anju Vallabhaneni
Title:	Chief Executive Officer

USG SERVICES LLC

By:	/s/ Anju Vallabhaneni
Name:	Anju Vallabhaneni
Title:	Chief Executive Officer

USG INFORMATION SERVICES, ULC

By:	/s/ Aruna Vallabhaneni
Name:	Aruna Vallabhaneni
Title:	President

STRATOSPHERE IT SERVICES PVT. LTD.

By:	/s/ Satyavathi Vallabhaneni
Name:	Satyavathi Vallabhaneni
Title:	Owner

USG INFOTECH PVT. LTD.

By:	/s/ Satyavathi Vallabhaneni
Name:	Satyavathi Vallabhaneni
Title:	Owner

Exhibit A

Earnout

(see attached)